SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )1

D-Wave Quantum Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

26740W109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26740W109	13G	Page 2 of 5 Pages

(1)	Names Of Reporting Persons Public Sector Pension Investment Board
(2)	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship Or Place Of Organization Canada

Number Of Shares Beneficially Owned By Each Reporting Person With:	(5)	Sole Voting Power 59,431,311
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 59,431,311
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned By Each Reporting Person 59,431,311
(10)	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent Of Class Represented By Amount In Row (9) 53.3% *
(12)	Type Of Reporting Person (See Instructions) FI

*

The reporting person has entered into a Side Letter Agreement with the Issuer pursuant to which the reporting person has agreed that for so long as PSP beneficially owns Common Shares and Exchangeable Shares representing 50% or more of the rights to vote at a meeting of the stockholders of the Issuer, (i) the reporting person will not exercise the voting rights attached to any of such shares that would result in the reporting person voting more than 49.99% of the voting interests eligible to vote at any meeting of the stockholders of the Issuer, and (ii) the reporting person will vote such shares in favor of the election of the directors that are nominated by the board of directors of the Issuer or a duly authorized committee thereof.

The reporting person owns 18,374,059 common stock and 41,057,252 exchangeable shares in the capital of D-Wave Quantum Technologies Inc., an indirect wholly-owned subsidiary of the Issuer, which are exchangeable for common stock of the Issuer at any time on a one-for-one basis. The calculation of the foregoing percentage is based on 63,096,354 shares of common stock at par value $0.0001 and 48,409,641 exchangeable shares outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2022.

CUSIP No. 26740W109	13G	Page 3 of 5 Pages

Item 1 (a).	Name of Issuer:

D-Wave Quantum Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

3033 Beta Avenue

Burnaby, BC V5G 4M9

Canada

Item 2 (a).	Name of Person Filing:

Public Sector Pension Investment Board

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

1250 Rene-Levesque West,

Suite 1400, Montreal, Quebec, H3B 5E9 Canada

Item 2 (c).	Citizenship:

Canada

Item 2 (d).	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2 (e).	CUSIP Number:

26740W109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a) Amount Beneficially Owned:	59,431,311

(b) Percent of Class:	53.3%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	59,431,311

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	59,431,311

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

CUSIP No. 26740W109	13G	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP No. 26740W109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14 2023

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Martine Vanasse
Name: Martine Vanasse Title: Managing Director and Chief Compliance Officer